Exhibit 1

PRESS RELEASE

Cyren Announces First Quarter 2018 Financial Results

- - -

Continued Growth in Enterprise Business; Cyren Achieves Largest-Ever Contract Win

McLean, Va. – May 22, 2018 – Cyren (NASDAQ: CYRN) today announced its first quarter 2018 financial results for the period ending March 31, 2018.

During the first quarter, Cyren grew its enterprise bookings at a rate of 260% compared to the first quarter of 2017. The growth was the result of continued traction with channel partners in Europe and the US, and the company added approximately 60 new enterprise customers and resellers during the period.

The success during the quarter culminated in the signing of the company’s largest-ever contract, a three-year multi-million dollar agreement with Microsoft announced in April to extend Cyren’s anti-phishing solution to millions of Office 365 enterprise users. Due to the timing of the contract, there was no revenue impact during the first quarter, but it is anticipated to have a material impact on revenue throughout the rest of 2018.

“Cyren had an excellent quarter in terms of new customer and partner acquisition,” said Lior Samuelson, CEO and Chairman of the Board at Cyren. “We added several new resellers into the Cyren Cloud Security ecosystem, and we’re thrilled to have our anti-phishing technology selected by the world’s largest and most well known provider of enterprise email solutions.”

First Quarter 2018 Financial Highlights:

●	Revenues for the first quarter of 2018 were $7.6 million, compared to $8.0 million during the first quarter of 2017.

●	GAAP net loss for the first quarter of 2018 was $5.3 million, compared to a net loss of $2.5 million in the first quarter of 2017.

●	GAAP loss per basic and diluted share for the first quarter of 2018 was $0.10, compared to a loss of $0.06 per basic and diluted share for the first quarter of 2017.

●	Non-GAAP net loss for the first quarter of 2018 was $4.9 million, compared to a Non-GAAP net loss of $2.4 million for the first quarter of 2017.

●	Non-GAAP loss per basic and diluted share was $0.09 for the first quarter of 2018, compared to a Non-GAAP loss of $0.06 per share in first quarter of 2017.

●	Operating cash usage during the first quarter was $4.6 million, compared to operating cash usage of $1.9 million in the first quarter of 2017.

●	Cash usage, excluding financing activities, during the first quarter of 2018 was $6.0 million, compared to cash usage, excluding financing actvities, of $3.4 million during the first quarter of 2017.

●	Cash balance as of March 31, 2018 was $17.9 million, compared to $13.5 million as of March 31, 2017 and $24.0 million as of December 31, 2017.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Measures” and “Reconciliation of Selected GAAP Measures to Non-GAAP Measures.”

Recent Highlights:

●	In January, Cyren announced an agreement with CARVIR, a global cyber security distributor. CARVIR selected Cyren to provide Cyren Cloud Security (both Web Security and Email Security) to over 500 MSP partners and tens of thousands of business customers.

●	Cyren recently announced a strategic partnership and revenue contract with Meta Networks, a technology leader in secure cloud-native networking to utilize Cyren DNS and Web Security in Meta’s Network-as-a-Service SD-WAN solution in order to protect enterprise customers around the world.

●	During Q1, Cyren released version 4.3 of its CCS platform, which adds email imposter protection, cloud access security with application control, single sign-on authentication with SAML, and cryptocurrency mining protection. Cyren’s cryptocurrency mining protection is unique in the industry and introduces a new URL filtering category with the ability to block sites which exploit the user's device resources (CPU and RAM), for the purpose of cryptocurrency mining.

●	Cyren‘s board of directors appointed Lauren Zletz from Warburg Pincus as a member of the Cyren board, as of May 15, 2018, for an initial term that will expire at Cyren’s next annual shareholders meeting, at which time, her re-election for an additional term will be brought for shareholders' approval.

Financial Results Conference Call:

The company will host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Tuesday, May 22, 2018 to discuss first quarter results.

U.S. Dial-in Number:	1-800-289-0438
Israel Dial-in Number:	1-80-921-2883
International Dial-in Number:	1-323-794-2423

The call will be simultaneously webcast live on the investor relations section of Cyren’s website at www.cyren.com/ir.html, or by using the following link: http://public.viavid.com/index.php?id=129687.

For those unable to participate in the live conference call, a replay will be available until June 5, 2018. To access the replay, the U.S. dial in number is 1-844-512-2921 and the non-U.S. dial in number is 1-412-317-6671. Callers will be prompted for replay conference ID number 8346828. An archived version of the webcast will also be available on the investor relations section of the company's website.

About Cyren:

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more at www.cyren.com.

Blog: http://blog.cyren.com

Facebook: www.facebook.com/CyrenWeb

LinkedIn: www.linkedin.com/company/cyren

Twitter: www.twitter.com/CyrenInc or www.twitter.com/cyren_ir

Use of Non-GAAP Financial Measures:

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, one-time gain from sale of investment in affiliate, adjustments to earn-out obligations, capitalization of technology, accretion of discount on convertible note and change in fair value of the embedded conversion feature. The purpose of such adjustments is to give an indication of the company's performance exclusive of non-cash charges and other items that are considered by management to be outside of the company's core operating results. The company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company's current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact
Mike Myshrall, CFO
Cyren
+1.703.760.3320
mike.myshrall@cyren.com

Media Contact
Matthew Zintel
Zintel Public Relations
+1.281.444.1590
matthew.zintel@zintelpr.com

CYREN LTD.

 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in  thousands of U.S. dollars, except per share amounts)

	Three months ended
	March 31
	2018	2017
	Unaudited	Unaudited

Revenues	$7,636	$7,959

Cost of revenues	3,382	3,032

Gross profit	4,254	4,927

Operating expenses:

Research and development, net	3,355	2,290

Sales and marketing	4,252	3,573

General and administrative	2,038	1,563

Total operating expenses	9,645	7,426

Operating loss	(5,391)	(2,499)

Other income (expense)	(2)	1

Financial income (expense), net	4	(75)

Loss before taxes	(5,389)	(2,573)

Tax benefit (expense)	46	55

Net loss	$(5,343)	$(2,518)

Loss per share - basic	$(0.10)	$(0.06)

Loss per share - diluted	$(0.10)	$(0.06)

Weighted average number of shares outstanding:
Basic	53,381	39,179

Diluted	53,381	39,179

CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES

(in  thousands of U.S. dollars, except per share amounts)

	Three months ended
	March 31
	2018	2017
	Unaudited	Unaudited

GAAP operating loss	$(5,391)	$(2,499)
Stock-based compensation (1)	323	280
Amortization of intangible assets (2)	1,009	1,040
Capitalization of technology (5)	(877)	(1,126)
Non-GAAP operating loss	$(4,936)	$(2,305)

GAAP net loss	$(5,343)	$(2,518)
Stock-based compensation (1)	323	280
Amortization of intangible assets (2)	1,009	1,040
Adjustment to earn-out liabilities and related expenses (3)	27	31
Amortization of deferred tax assets (4)	(64)	(60)
Capitalization of technology (5)	(877)	(1,126)
Non-GAAP net loss	$(4,925)	$(2,353)

GAAP loss per share (diluted)	$(0.10)	$(0.06)
Stock-based compensation (1)	0.01	0.00
Amortization of intangible assets (2)	0.02	0.03
Adjustment to earn-out liabilities and related expenses (3)	0.00	0.00
Amortization of deferred tax assets (4)	(0.00)	0.00
Capitalization of technology (5)	(0.02)	(0.03)
Non-GAAP loss per share (diluted)	$(0.09)	$(0.06)

Numbers of shares used in computing non-GAAP loss per share (diluted)	53,381	39,179

(1) Stock-based compensation
Cost of revenues	$31	$30
Research and development	91	82
Sales and marketing	101	55
General and administrative	100	113
	$323	$280

(2) Amortization of intangible assets
Cost of revenues	$852	$874
Sales and marketing	157	166
	$1,009	$1,040

(3) Adjustment to earn-out liabilities and related expenses
Financial expenses, net	$27	$31

(4) Amortization of deferred tax assets
Tax benefit (expense)	$(64)	$(60)

(5) Capitalization of technology
Research and development	$(877)	$(1,126)

CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	March 31	December 31
	2018	2017
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	$17,940	$23,981
Trade receivables, net	2,261	2,890
Deferred commissions	990	-
Prepaid expenses and other receivables	2,017	1,339
Total current assets	23,208	28,210

Long-term deferred commissions	327	-
Lease deposits	603	379
Severance pay fund	640	714
Property and equipment, net	3,185	2,787
Intangible assets, net	10,994	11,018
Goodwill	21,521	21,128
Total long-term assets	37,270	36,026
Total assets	$60,478	$64,236

Liabilities and Shareholders’ Equity
Current Liabilities:
Trade payables	$1,000	$1,017
Employees and payroll accruals	3,183	3,239
Accrued expenses and other liabilities	1,038	1,012
Earn-out consideration	3,717	3,588
Deferred revenues	4,485	5,032
Total current liabilities	13,423	13,888

Deferred revenues	562	524
Deferred tax liability	1,341	1,355
Accrued severance pay	864	930
Other liabilities	507	438
Total long-term liabilities	3,274	3,247

Shareholders’ equity	43,781	47,101
Total liabilities and shareholders’ equity	$60,478	$64,236

CYREN LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(in thousands of U.S. dollars)

	Three months ended
	March 31
	2018	2017
	Unaudited	Unaudited
Cash flows from operating activities:
Net loss	$(5,343)	$(2,518)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	455	275
Stock-based compensation	323	280
Amortization of intangible assets	1,009	1,040
Amortization of deferred commissions	318	-
Other expenses related to the earn-out consideration	27	31
Deferred taxes	(47)	(53)

Changes in assets and liabilities:
Trade receivables	587	25
Prepaid expenses and other receivables	(659)	(396)
Deferred commissions	(328)	-
Change in long-term lease deposits	(223)	(22)
Trade payables	(39)	90
Employees and payroll accruals, accrued expenses and other liabilities	(252)	(218)
Deferred revenues	(509)	(489)
Accrued severance pay, net	8	30
Other long-term liabilities	61	-
Net cash used in operating activities	(4,612)	(1,925)

Cash flows from investing activities:

Capitalization of technology, net of grants received	(662)	(1,126)
Purchase of property and equipment	(822)	(354)
Net cash used in investing activities	(1,484)	(1,480)

Cash flows from financing activities:

Proceeds from convertible note	-	6,300
Proceeds from options exercised	19	6
Net cash provided by financing activities	19	6,306
Effect of exchange rate changes on cash	36	16
Increase (decrease) in cash and cash equivalents	(6,041)	2,917
Cash and cash equivalents at the beginning of the period	23,981	10,621
Cash and cash equivalents at the end of the period	$17,940	$13,538